UNITED OVERSEAS BANK 大華銀行

United Overseas Bank Limited, Head Office
UOB Plaza, Singapore 048624
Fax (65) 5342334 http: //www.uob.com.sg
Tx RS 21539 TYEHUA

02028464

Our ref: ANN/2002/UOB-A04/lh

15 March, 2002

SEC MAIL RECEIVED PROCESSING
APR 1 5 2002
WASH. D.C. 154 SECTION

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room ~~3094(3-6)~~ 3011 3-2
450 Fifth Street, N.W. File No. 82-2947
Washington, DC 20549
USA

1) VOLUNTARY CONDITIONAL CASH OFFER FOR INDUSTRIAL & COMMERCIAL BANK LIMITED.

2) PROPOSED SCHEME OF ARRANGEMENT TO PRIVATISE OVERSEAS UNION TRUST LIMITED

Dear Sir

We enclose a copy of our Announcement of today's date in regard to the above matters for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Vivien Chan
Company Secretary

Encl.

PROCESSED
MAY 0 1 2002
THOMSON FINANCIAL

dw 4/19

... UOB ... National ... Board for our commitment to resolving the Year 2000 issue

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

ANNOUNCEMENT

PROPOSED VOLUNTARY CONDITIONAL CASH OFFER FOR SHARES IN INDUSTRIAL & COMMERCIAL BANK LIMITED

The Board of Directors of United Overseas Bank Limited wishes to announce that its wholly-owned subsidiary, Tye Hua Investments Pte. Ltd. (**"Tye Hua"**), has today announced, through Merrill Lynch (Singapore) Pte. Ltd. (**"Merrill Lynch Singapore"**), that it intends to make a voluntary conditional cash offer for all the issued ordinary shares of $1.00 each in the capital of Industrial & Commercial Bank Limited. A copy of Merrill Lynch Singapore's announcement, for and on behalf of Tye Hua, is attached to this Announcement.

BY ORDER OF THE BOARD

Mrs Vivien Chan
Company Secretary

15 March 2002

Merrill Lynch

MERRILL LYNCH (SINGAPORE) PTE. LTD.
(Incorporated in the Republic of Singapore)

for and on behalf of

TYE HUA INVESTMENTS PTE. LTD.
(Incorporated in the Republic of Singapore)

a wholly-owned subsidiary of

United Overseas Bank Limited
(Incorporated in the Republic of Singapore)

VOLUNTARY CONDITIONAL CASH OFFER

FOR

INDUSTRIAL & COMMERCIAL BANK LIMITED
(Incorporated in the Republic of Singapore)

1. **Introduction**

Merrill Lynch (Singapore) Pte. Ltd. ("Merrill Lynch Singapore"), wishes to announce (the "Announcement"), for and on behalf of Tye Hua Investments Pte. Ltd. (the "Offeror"), that the Offeror intends to make a voluntary conditional cash offer (the "Offer") for all the issued and fully-paid ordinary shares of S$1.00 each ("Shares") in the capital of Industrial & Commercial Bank Limited ("ICB"). The Offeror is a wholly-owned subsidiary of United Overseas Bank Limited ("UOB").

2. **The Offer**

(a) The Offeror will make the Offer for all the Shares not already owned by the Offeror (the "Offer Shares") as at the date of the Offer, in accordance with Section 139 of the Securities and Futures Act 2001 and the Singapore Code on Take-overs and Mergers as revised with effect from 1 January 2002 (the "Code").

(b) The Offer will be extended to all the issued Shares owned, controlled, or agreed to be acquired by parties acting or deemed to be acting in concert with the Offeror in connection with the Offer.

(c) The Offer, when made, will be on the following basis:-

For each Offer Share: S$5.60 in cash (the "Offer Price").

(d) The Offer Shares will be acquired (i) fully paid; (ii) free from all liens, equities, charges, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever; and (iii) together with all rights, benefits and entitlements attached thereto as of the date of this Announcement and hereafter attaching thereto, including the right to receive and retain all dividends, rights and other distributions (if any) declared, paid or made by ICB on or after the date of this Announcement (including any dividend which may be declared, paid or made by ICB in respect of the financial year ended 31 December 2001).

(e) In arriving at the Offer Price, the Offeror has taken into consideration the final dividend of S$0.12 per Share (less 24.5 per cent. Singapore income tax) proposed by ICB in respect of the financial year ended 31 December 2001.

(f) The Offer Price represents:-

(i) a premium of approximately 8.7 per cent. to the last transacted price per Share on the Singapore Exchange Securities Trading Limited ("SGX-ST") of S$5.15 as of 14 March 2002, the last trading day of Shares on the SGX-ST prior to the date of this Announcement (the "Last Pre-Announcement Trading Day");

(ii) a premium of approximately 11.8 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$5.01 over the 30 market day period from 30 January 2002 to 14 March 2002, the Last Pre-Announcement Trading Day;

(iii) a premium of approximately 15.1 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$4.87 over the 60 market day period from 14 December 2001 to 14 March 2002, the Last Pre-Announcement Trading Day;

(iv) a premium of approximately 18.0 per cent. to the average of the last transacted prices per Share on the SGX-ST of S$4.75 over the 90 market day period from 1 November 2001 to 14 March 2002, the Last Pre-Announcement Trading Day; and

(v) a premium of approximately 0.5 per cent. to the audited net tangible asset value per Share as of 31 December 2001.

3. **Approval**

The Monetary Authority of Singapore ("MAS") has granted its approval in principle to the Offer.

4. **Conditions**

(a) The Offer shall be conditional upon the Offeror having received (and not, where permitted, withdrawn) valid acceptances in respect of such number of Offer Shares which will result in the Offeror holding such number of Shares carrying not less than 90 per cent. of the voting rights attributable to the issued share capital of ICB (other than those Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its subsidiaries).

(b) The Offer will, therefore, not become or be capable of being declared unconditional until the Offeror has received acceptances in respect of such number of Offer Shares which will result in the Offeror holding such number of Shares carrying not less than 90 per cent. of the voting rights attributable to the issued share capital of ICB (other than those Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its subsidiaries).

5. **Irrevocable Undertaking**

(a) As at the date of this Announcement, the Offeror has received an irrevocable undertaking from UOB to accept the Offer in respect of all the Shares held by UOB prior to and up to the close of the Offer. UOB holds 87.45 per cent. of the issued share capital of ICB. The irrevocable undertaking from UOB will lapse if the Offer is withdrawn, lapses or does not become unconditional.

(b) Save as disclosed, neither the Offeror nor any other party acting or deemed to be acting in concert with it has received any irrevocable undertaking from any party to accept or reject the Offer.

6. **Compulsory Acquisition and Delisting**

(a) In view of the irrevocable undertaking given by UOB to accept the Offer in respect of the 147,173,247 Shares that UOB holds at the date of this Announcement, the Offeror will receive acceptances in respect of 87.45 per cent. of the issued share capital of ICB.

(b) It is the intention of the Offeror to make ICB its wholly-owned subsidiary. It is therefore not the intention of the Offeror to preserve the listing status of ICB. If the Offeror receives acceptances pursuant to the Offer in respect of not less than 90 per cent. of the Offer Shares, it is the intention of the Offeror to exercise its right under Section 215(1) of the Companies Act, Chapter 50 to acquire compulsorily those Offer Shares not acquired by the Offeror pursuant to the Offer. The Offeror will then proceed to delist ICB from the SGX-ST.

7. **The Offeror**

(a) The Offeror was incorporated in the Republic of Singapore on 18 January 2002. The Offeror is principally an investment holding company and has an issued and paid-up share capital of S$2 divided into 2 ordinary shares of S$1 each. The directors of the Offeror are Mr. Wee Ee Cheong and Mr. Koh Beng Seng.

(b) UOB was incorporated in Singapore in 1935 under the name The United Chinese Bank Limited pursuant to Ordinance No. 155 (Companies). It adopted its present name in 1965. The principal activities of UOB and its subsidiaries are commercial banking and related financial services, merchant banking, venture capital, investment management, hire-purchase financing, gold and futures dealing, general and life insurance, nominee

services and trustee and management services. Through its associate companies, the UOB group of companies (the "UOB Group") is also involved in leasing, stockbroking, property development/management, hotel ownership and manufacturing and trading activities.

8. **ICB**

ICB was incorporated in the Republic of Singapore in 1953. It is a full licence bank providing an extensive range of commercial banking and financial services through its network of 10 branches in Singapore.

9. **Rationale for the Offer**

(a) The Offer is being made in order to enable UOB to privatise ICB. The liberalisation of the financial sector in Singapore in recent years has resulted in the entry of more foreign banks into an already competitive domestic market. To compete effectively, banks need to attain sufficient scale in their operations and capability. Taking ICB private will give UOB more flexibility in managing the resources of ICB within the UOB Group. At the same time, it will enable ICB to benefit from the economies of scale that will arise from being fully integrated within the UOB Group.

(b) The trading liquidity of the Shares has been low, with an average daily trading volume of approximately 18,307 Shares over the past 12 months, representing 0.01 per cent. of the total issued share capital of ICB. UOB believes that the Offer represents an attractive and equitable proposition to the shareholders of ICB. The Offer gives the shareholders of ICB the opportunity to realise their investment for a cash consideration (which is at a premium of 8.7 per cent. to the closing share price of ICB on 14 March 2002, the Last Pre-Announcement Trading Day).

(c) In the context of the above, UOB has decided to make the Offer through the Offeror with a view to making ICB its wholly-owned subsidiary.

10. **Disclosures**

(a) As at the date of this Announcement, the Offeror does not own or control, nor has it agreed to acquire, any Shares, except pursuant to the irrevocable undertaking referred to above in this Announcement.

(b) As at the date of this Announcement, UOB is the beneficial owner of 147,173,247 Shares, representing approximately 87.45 per cent. of the issued share capital of ICB.

(c) As at the date of this Announcement, (i) UOB, its Directors and its wholly-owned subsidiaries and (ii) the Offeror and its Directors (each, a "Relevant Person") own, control or have agreed to acquire an aggregate of 147,593,247 Shares, representing approximately 87.70 per cent. of the issued share capital of ICB (based on the latest information available to the Offeror as at the date of this Announcement), details of which are set out in Appendix 1 to this Announcement. None of the Relevant Persons has dealt with the Shares during the six-month period immediately preceding the date of this Announcement.

(d) Save as disclosed in this Announcement, none of the Offeror or the Relevant Persons (i) owns, controls or has agreed to acquire any Shares as of the date of this Announcement, (ii) has dealt for value in any Shares during the six-month period immediately preceding the date of this Announcement or (iii) has received any

irrevocable undertaking from any party to accept or reject the Offer as of the date of this Announcement.

(e) Merrill Lynch Singapore and its subsidiaries (i) do not own or control nor have agreed to acquire any Shares as at the date of this Announcement and (ii) have not dealt for value in any Shares during the six-month period immediately preceding the date of this Announcement.

(f) In the interests of confidentiality, the Offeror has not made enquiries in respect of those of its subsidiaries which are not wholly-owned or of certain other parties who are or may be deemed to be acting in concert with the Offeror in connection with the Offer. Further enquiries will be made of such persons and the relevant disclosures will be made in due course subsequently and in the Offer Document (as defined below).

11. Confirmation of Financial Resources

Merrill Lynch Singapore, as financial adviser to the Offeror, confirms that sufficient financial resources are available to the Offeror to satisfy full acceptance of the Offer by the holders of the Offer Shares.

12. Offer Document

The formal document, setting out the terms and conditions of the Offer and enclosing the appropriate form(s) of acceptance of the Offer (the "Offer Document"), will be despatched to holders of Offer Shares not earlier than 14 days and not later than 21 days from the date of this Announcement, save that the Offer Document will not be sent to holders of Offer Shares whose addresses are outside Singapore as shown on the Register of Members of ICB due to the potential prohibitions or restrictions against sending such documents into the relevant overseas jurisdictions.

13. Overseas Shareholders

The availability of the Offer to persons not resident in Singapore may be affected by the laws of the relevant jurisdiction. ICB shareholders who are not resident in Singapore should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Offer Document.

14. **Responsibility Statement**

The Directors of the Offeror and UOB (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources (including, without limitation, in relation to ICB and its subsidiaries and associated companies), the sole responsibility of the Directors of the Offeror and UOB has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

Issued by
MERRILL LYNCH (SINGAPORE) PTE. LTD.

For and on behalf of
TYE HUA INVESTMENTS PTE. LTD.
15 March 2002
Singapore

Any inquiries relating to this Announcement or the Offer should be directed to the following individual:-

Tracey Woon
Managing Director
Merrill Lynch (Singapore) Pte. Ltd.
Telephone: 6330 7888
Fax: 6330 7130

APPENDIX 1

Details of Holdings in Shares

The details of the number of Shares held by the Relevant Persons as at the date of this Announcement are as follows:-

Name of Relevant Person	Direct Interest	Deemed Interest
Wee Ee Cheong	-	356,000
Ho Sim Guan	7,000	57,000
United Overseas Bank Limited	-	147,173,247

UNITED OVERSEAS BANK LIMITED

(Incorporated in the Republic of Singapore)

OVERSEAS UNION TRUST LIMITED

(Incorporated in the Republic of Singapore)

JOINT ANNOUNCEMENT

PROPOSED SCHEME OF ARRANGEMENT TO REORGANISE THE SHARE CAPITAL OF OVERSEAS UNION TRUST LIMITED FOR THE PURPOSE OF PRIVATISING OVERSEAS UNION TRUST LIMITED

1. **Introduction**

(a) The respective Boards of Directors of United Overseas Bank Limited ("UOB") and Overseas Union Trust Limited ("OUT") wish to announce (the "Announcement") a proposed scheme of arrangement (the "Scheme") under Section 210 of the Companies Act, Chapter 50 (the "Act") to reorganise the share capital of OUT for the purpose of privatising OUT.

(b) The present issued and paid-up share capital of OUT is S$69,327,100 comprising 69,327,100 ordinary shares of S$1.00 each ("OUT Shares"), of which 12,828,153 OUT Shares are designated as "foreign shareholdings" as defined in the Articles of Association of OUT (the "Foreign Tranche OUT Shares"), representing approximately 18.50 per cent. of the issued and paid-up share capital of OUT.

2. **The Scheme**

(a) The Scheme will be proposed in accordance with Section 210 of the Act and the Singapore Code on Take-overs and Mergers as revised with effect from 1 January 2002 (the "Code").

(b) The Scheme is proposed to:-

(i) all the shareholders of OUT, other than UOB, who hold a total of 32,682,226 OUT Shares, as at the date of this Announcement; and

(ii) all new shareholders of OUT who will hold new OUT Shares issued or to be issued pursuant to the valid exercise, prior to the relevant date for the purposes of determining the entitlements of Scheme Shareholders (as defined below) under the Scheme, of any options granted under the OUT Share Option Scheme (the "Employee Options").

(c) The Scheme will involve, *inter alia*, the following:-

(i) a capital reduction exercise of OUT to be effected by the cancellation of all the OUT Shares other than the OUT Shares held by UOB (the "Scheme Shares"), in exchange for a cash consideration of S$4.60 for each Scheme Share held to be paid by UOB to the shareholders of OUT, other than UOB (the "Scheme Shareholders"); and

(ii) the issue of new OUT Shares, equal in number to such cancelled Scheme Shares, to UOB and/or its nominees.

(d) The Scheme Shares will be treated similarly under the Scheme regardless of whether or not they form part of the Foreign Tranche OUT Shares.

(e) As stated in paragraph 2(c)(i) above, the Scheme, when proposed, will be on the following basis:-

For each Scheme Share: S$4.60 in cash (the "Scheme Price").

(f) On the date the Scheme becomes effective and binding, the Scheme Shares will be cancelled and all rights attaching thereto, including rights to dividend or other distribution will cease.

(g) The Scheme Price represents:-

(i) a premium of approximately 13.9 per cent. to the last transacted price per OUT Share (other than the Foreign Tranche OUT Shares) on the Singapore Exchange Securities Trading Limited ("SGX-ST") of S$4.04 as of 14 March 2002, the last trading day of the OUT Shares and the Foreign Tranche OUT Shares on the SGX-ST prior to the date of this Announcement (the "Last Pre-Announcement Trading Day");

(ii) a premium of approximately 16.8 per cent. to the average of the last transacted prices per OUT Share (other than the Foreign Tranche OUT Shares) on the SGX-ST of S$3.94 over the 30 market day period from 30 January 2002 to 14 March 2002, the Last Pre-Announcement Trading Day;

(iii) a premium of approximately 18.5 per cent. to the average of the last transacted prices per OUT Share (other than the Foreign Tranche OUT Shares) on the SGX-ST of S$3.88 over the 60 market day period from 14 December 2001 to 14 March 2002, the Last Pre-Announcement Trading Day;

(iv) a premium of approximately 19.7 per cent. to the average of the last transacted prices per OUT Share (other than the Foreign Tranche OUT Shares) on the SGX-ST of S$3.84 over the 90 market day period from 1 November 2001 to 14 March 2002, the Last Pre-Announcement Trading Day;

(v) a premium of approximately 13.3 per cent. to the last transacted price per Foreign Tranche OUT Share on the Singapore Exchange Securities Trading Limited ("SGX-ST") of S$4.06 as of 14 March 2002, the Last Pre-Announcement Trading Day;

(vi) a premium of approximately 16.7 per cent. to the average of the last transacted prices per Foreign Tranche OUT Share on the SGX-ST of S$3.94 over the 30 market day period from 30 January 2002 to 14 March 2002, the Last Pre-Announcement Trading Day;

(vii) a premium of approximately 18.0 per cent. to the average of the last transacted prices per Foreign Tranche OUT Share on the SGX-ST of S$3.90 over the 60 market day period from 14 December 2001 to 14 March 2002, the Last Pre-Announcement Trading Day;

(viii) a premium of approximately 18.5 per cent. to the average of the last transacted prices per Foreign Tranche OUT Share on the SGX-ST of S$3.88 over the 90 market day period from 1 November 2001 to 14 March 2002, the Last Pre-Announcement Trading Day; and

(ix) a premium of approximately 4.1 per cent. to the audited net tangible asset value per OUT Share as of 31 December 2001.

3. Approvals

(a) The Monetary Authority of Singapore has granted its approval in principle to the Scheme.

(b) The Securities Industry Council has confirmed that rules 14, 15, 16, 17, 20.1, 21, 22, 28, 29 and 33.2 and note 1(b) to rule 19 of the Code do not apply to the Scheme, subject to the following conditions:-

(i) the common substantial shareholders (the "Common Substantial Shareholders") of UOB and OUT (ie. those holding 5 per cent. or more interests in UOB and OUT) abstain from voting on the Scheme;

(ii) UOB and its concert parties abstain from voting at the meeting of OUT to approve the Scheme. The Scheme Document (as defined below) must disclose the names of UOB and its concert parties, their current voting rights in OUT and their voting rights in OUT after the Scheme;

(iii) the directors of OUT who are also directors of UOB and its concert parties abstain from making a recommendation on the Scheme to the Scheme Shareholders; and

(iv) OUT appoints an independent financial adviser to advise its shareholders on the Scheme.

4. **Conditions of the Scheme**

(a) As the Scheme is proposed to be effected by way of a scheme of arrangement under Section 210 of the Act, involving, *inter alia*, a capital reduction of OUT, the Scheme is subject to the approval of the Scheme Shareholders at a meeting to be convened at the direction of the High Court of Singapore (the "Court Meeting") and, separately, at an extraordinary general meeting of OUT (the "EGM"). The Scheme will become effective and binding if-

(i) the Scheme is approved by a majority in number, representing not less than 75 per cent. in nominal value of the OUT Shares held by, the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting;

(ii) a special resolution to approve the Scheme, authorising the reduction of the share capital of OUT by way of the cancellation of the OUT Shares held by the Scheme Shareholders and the issue of new OUT Shares to UOB and/or its nominees, is approved at the EGM; and

(iii) the Scheme is sanctioned and the reduction of the share capital of OUT is confirmed by the High Court of Singapore, and an office copy of the order of the High Court of Singapore is lodged with the Registrar of Companies and Businesses.

(b) The Scheme will not be applicable to the OUT Shares held by UOB.

(c) As at the date of this Announcement, UOB holds 36,644,874 OUT Shares, representing approximately 52.86 per cent. of the issued share capital of OUT.

(d) Save as disclosed in this Announcement, as at the date of this Announcement, UOB does not control, nor has it agreed to acquire, any OUT Shares.

5. **Employee Options**

(a) Under the rules of the OUT Share Option Scheme, the Employee Options are not transferable by the holders thereof. In view of this restriction, the Scheme will not be proposed to the holders of the Employee Options (although, for the avoidance of doubt, the Scheme will be proposed to all the new shareholders of OUT who hold OUT Shares issued or to be issued pursuant to the valid exercise, prior to the relevant date for the purposes of determining the entitlements of Scheme Shareholders under the Scheme, of any options granted under the OUT Share Option Scheme). UOB will instead propose (the "Employee Options Proposal") that, subject to:-

(i) the Scheme becoming effective and binding; and

(ii) the relevant Employee Options continuing to be exercisable into new OUT Shares,

to pay holders of such Employee Options a cash amount (determined as provided below) (the "Employee Option Price") in consideration of such holders agreeing:-

(iii) not to exercise all or any of such Employee Options into new OUT Shares; and

(iv) not to exercise all or any of their other rights as holders of such Employee Options,

in each such case from the date of their acceptance of the Employee Options Proposal to the respective dates of expiry of such Employee Options. Further, if the Scheme becomes effective and binding, holders of the Employee Options who have accepted the Employee Options Proposal will also be required to surrender all of their Employee Options for cancellation. If the Scheme does not become effective and binding, or if the relevant Employee Options cease to be exercisable into new OUT Shares, the Employee Options Proposal will lapse accordingly.

(b) The Employee Option Price will be computed on a "see-through" basis. In other words, the Employee Option Price in relation to any Employee Option will be the amount by which the Scheme Price exceeds the exercise price of that Employee Option.

6. **Delisting**

It is the intention of UOB to make OUT its wholly-owned subsidiary. It is therefore not the intention of UOB to preserve the listing status of OUT. If the Scheme becomes effective and binding, UOB will then proceed to delist OUT from the SGX-ST.

7. **UOB**

UOB was incorporated in Singapore in 1935 under the name The United Chinese Bank Limited pursuant to Ordinance No. 155 (Companies). It adopted its present name in 1965. The principal activities of UOB and its subsidiaries are commercial banking and related financial services, merchant banking, venture capital, investment management, hire-purchase financing, gold and futures dealing, general and life insurance, nominee services and trustee and management services. Through its associate companies, the UOB group of companies is also involved in leasing, stockbroking, property development/management, hotel ownership and manufacturing and trading activities.

8. OUT

OUT was incorporated in Singapore in 1962. The principal activities of OUT are to receive deposits and to make loans as a finance company licensed under the Finance Companies Act, Chapter 108. The principal activity of OUT's wholly-owned subsidiary company, Overseas Union Trust (Nominees) Pte Ltd is to provide nominee services to the customers of OUT.

9. Rationale for the Scheme

(a) The Scheme is being proposed in order to enable UOB to privatise OUT. The Scheme is part of the ongoing exercise of UOB to consolidate its finance subsidiaries. The privatisation of OUT will allow UOB to better integrate similar businesses between OUT and other members of the UOB group of companies. It will also allow UOB to rationalise the management, resources and cost structure of the finance/banking business for greater efficiency and competitiveness.

(b) The Scheme will give the Scheme Shareholders the opportunity to realise their investment in OUT for a cash consideration at a premium to the recent trading price of the OUT Shares (other than the Foreign Tranche OUT Shares) and the Foreign Tranche OUT Shares. The trading liquidity of both the OUT Shares (other than the Foreign Tranche OUT Shares) and the Foreign Tranche OUT Shares has been low. The average daily trading volume of the OUT Shares (other than the Foreign Tranche OUT Shares) is approximately 15,135 OUT Shares over the past 12 months, representing approximately 0.02 per cent. of the total issued share capital of OUT. The average daily trading volume of the Foreign Tranche OUT Shares is approximately 7,032 Foreign Tranche OUT Shares over the past 12 months, representing approximately 0.01 per cent. of the total issued share capital of OUT. Scheme Shareholders would therefore find it difficult to realise the same cash consideration for their investment in OUT through an on-market sale.

(c) In the context of the above, UOB has decided to propose the Scheme with a view to making OUT its wholly-owned subsidiary.

10. Disclosures

(a) As of the date of this Announcement, () UOB, (ii) its Directors and (iii) its wholly-owned subsidiaries (each, a "Relevant Person") own, control or have agreed to acquire an aggregate of 36,909,374 OUT Shares, representing approximately 53.24 per cent. of the issued share capital of OUT (based on the latest information available to UOB) details of which are set out in the Appendix to this Announcement.

(b) Save as disclosed in this Announcement, none of the Relevant Persons () owns, controls or has agreed to acquire any OUT Shares as of the date of this Announcement, (ii) has dealt for value in any OUT Shares during the six-month period immediately preceding the date of this Announcement or (iii) has received any

irrevocable undertaking from any party to vote in favour of the Scheme at the Court Meeting and/or at the EGM as of the date of this Announcement.

(c) In the interests of confidentiality, UOB has not made enquiries in respect of those of its subsidiaries which are not wholly-owned or of certain other parties who are or may be deemed to be acting in concert with UOB in connection with the Scheme. Further enquiries will be made of such persons and the relevant disclosures will be made in due course subsequently and in the formal document, *inter alia*, setting out the terms of the Scheme (the "Scheme Document").

11. **Confirmation of Financial Resources**

Merrill Lynch (Singapore) Pte. Ltd. confirms that sufficient financial resources are available to UOB to satisfy in full the cash consideration to be paid to the Scheme Shareholders pursuant to the Scheme.

12. **Scheme Document**

The Scheme Document, setting out the terms and conditions of the Scheme will be despatched to holders of OUT Shares in due course.

13. **Financial Adviser and Independent Financial Adviser**

The Board of OUT has appointed Merrill Lynch (Singapore) Pte. Ltd. as financial adviser to OUT in connection with the Scheme.

The Board of OUT will, in consultation with the Directors considered to be independent for the purposes of the Scheme (the "Independent Directors"), appoint a financial adviser to advise the Independent Directors on the Scheme shortly.

14. **Overseas Shareholders**

The applicability of the Scheme to persons not resident in Singapore may be affected by the laws of the relevant jurisdiction. OUT shareholders who are not resident in Singapore should inform themselves about, and observe, any applicable requirements. Further details in relation to overseas shareholders will be contained in the Scheme Document.

15. **Responsibility Statements**

(a) The Directors of UOB (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement (other than those relating to OUT) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of UOB has been to ensure through

reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

(b) The Directors of OUT (including any who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement (other than those relating to UOB) are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly. Where any information has been extracted from published or publicly available sources, the sole responsibility of the Directors of OUT has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this Announcement.

BY ORDER OF THE BOARD OF
United Overseas Bank Limited

Vivien Chan
Company Secretary

BY ORDER OF THE BOARD OF
Overseas Union Trust Limited

Jeannie Tng
Company Secretary

Dated this 15th day of March 2002
Singapore

Any inquiries relating to this Announcement or the Scheme should be directed to the following individual:-

Tracey Woon
Managing Director
Merrill Lynch (Singapore) Pte. Ltd.
Telephone: 6330 7888
Fax: 6330 7130

APPENDIX

Details of Holdings in OUT Shares

The details of the number of OUT Shares held by the Relevant Persons as at the date of this Announcement are as follows:-

Name of Relevant Person	Direct Interest	Deemed Interest
United Overseas Bank Limited	36,453,082	191,792
Mr Lee Hee Seng	74,000	-
Mrs Margaret Lien Wen Hsien	56,600	133,900